Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Hallie D. Heath Direct Dial: (414) 488-7337 Email: HHeath@dykema.com

June 6, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Karina Dorin

Re:	Oxbridge Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed May 11, 2023 File No. 333-270848

Dear Mr. Purcell and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Oxbridge Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Jay Madhu, dated May 26, 2023 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on May 11, 2023. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

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U.S. Securities and Exchange Commission Division of Corporate Finance June 6, 2023 Page 2

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Business Combination

Q: How do the public warrants differ from the Private Placement Warrants and what are the related risks for any public warrant holders..., page 14

1.	We note your revised disclosure in response to prior comment 7. Please expand your discussion here and elsewhere to discuss that the Private Placement Warrants are not redeemable and may be exercised on a “cashless basis,” whereas the public warrants are redeemable and may only be exercised on a cashless basis if you call the public warrants for redemption and require any holder to exercise its public warrants on a “cashless basis.” In this regard, we note your disclosure on page F-18.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 14, 72, 213, 218 of Amendment No. 2.

Q: Did the Oxbridge Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business..., page 16

2.	We note your response to prior comment 4 and reissue the comment in part. Please revise to provide a clear explanation as to why the Oxbridge board determined to obtain a fairness opinion.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 16 of Amendment No. 2.

Summary of the Proxy Statement/Prospectus, page 24

3.	We note your revised disclosure in response to prior comment 11 and reissue it in part. Please revise to clarify which party may waive each condition that may be waived and the consequences of such wavier, including the condition that Jet.AI have cash on hand equal to or in excess of $5,000,000 after distribution of all funds and payment of expenses.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 26, 27 of Amendment No. 2.

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Risk Factors

Jet Token’s business and reputation rely on, and will continue to rely on, third parties, page 48

4.	We note your revised disclosure in response to prior comment 12 states that Jet Token intends to continue to build its internal development team and to gradually decrease on its reliance on external contractors for app development. We also note you state elsewhere that your CharterGPT app is expected to be made available to the public in advance of or simultaneous with the closing of the proposed Business Combination. Please revise to discuss the nature of work performed by external contractors, including whether such external contracts develop any of your software, and file any agreements governing the relationship between Jet Token and such parties. In addition, please discuss the current status of the CharterGPT app and the risks involved if there are delays or complications to Jet Token’s CharterGPT app development.

Response: Jet Token retains two individuals who act as external contractors. Both collaborate with Jet Token’s CTO, and Jet Token owns, without restriction, all rights to all intellectual property generated for this project by the contractors. The nature of the work performed by the external contractors relates to the design and implementation of the App’s front-end and back-end, respectively. The front-end contractor envisions and renders a visually appealing and intuitive workflow for the App compatible with the input requirements of the back-end. The App workflow includes but is not limited to registration, charter jet search, booking, and payment. The back-end developer writes original computer code and integrates certain open-source software consistent with the features described in Strategy-Artificial Intelligence. In response to the Staff’s comments, the Company has revised its disclosures on pages 119, 175, 180 of Amendment No. 2.

Risks Related to Oxbridge and the Business Combination

Our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from..., page 57

5.	We note your revised disclosure in response to prior comment 6. Please include corresponding disclosure here that the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 56 of Amendment No. 2.

The issuances of additional shares of Jet.AI Common Stock under the GEM Warrant may result in dilution of future Jet.AI stockholders..., page 64

6.	Please revise this risk factor to include a cross-reference to your discussion of the Share Purchase Agreement on page 185.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 62 of Amendment No. 2.

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Background of the Business Combination

The Oxbridge Board’s Reasons for the Approval of the Business Combination, page 111

7.	We note your revised disclosure in response to prior comment 19 reflects that Oxbridge’s board considered that Jet Token is poised for expansion into new markets, including the Asian market. Please elaborate on the Jet Token’s plans, if any, to expand into the Asian Market and address any risks related to such expansion.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 110 of Amendment No. 2.

8.	Please revise to provide a basis for your statement that the “Oxbridge Board believes the [private aviation] industry can expand to $80 billion by 2025.”

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 110 of Amendment No. 2.

Opinion of Stanton Park Advisors, LLC, page 116

9.	We note you disclose that Stanton reviewed projections for the fiscal years ending December 31, 2023 to December 31, 2028 in arriving at its opinion. However, your projections included on page 120 are for the fiscal years ending December 31, 2023 to December 31, 2027. Please revise or advise.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 118 of Amendment No. 2 to include the forecasted projections through to December 31, 2028.

10.	Please revise discuss in greater detail each of the material analyses conducted by Stanton Park Advisors, LLC as part of its opinion, and any material assumptions underlying such analysis. Refer to Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A. Provide support for the ultimate conclusions reached in each of the comparable transactions and discounted cash flow analysis for determining the equity value of Jet Token. In addition, please identify the nine comparable transactions and companies and provide quantitative disclosure for the financial performance measures analyzed to support for the valuation multiples for the comparable transactions.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 115, 116 of Amendment No. 2.

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The Business Combination

Unaudited Prospective Financial Information for Jet Token

Key Financial Metrics, page 120

11.	We note your response to comment 21. In your revised disclosure, you expect the forecast for EBITDA Margin to rebound beginning in 2025 due to the expansion in higher margin revenues primarily related to CharterGPT’s ability to automate the charter process and lower unit costs per charter booking. Please expand your disclosure to further explain your use of CharterGPT and the impact of this technology on your business. In addition, please clarify why you have only identified the impact of CharterGPT in your change in forecasted EBITDA Margins. In this regard, please tell us and expand your disclosure to state how you considered your other types of revenue and related expenses in your projections, fully describing the material assumptions underlying your projections.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 119 of Amendment No. 2.

Notwithstanding the forecasted benefit of CharterGPT, we inadvertently omitted a more fulsome discussion of the source of margin improvement in the forecast and have included it in Amendment No. 2. Subscription Revenue in the Software segment is the primary contributor to the growth in overall forecasted EBITDA Margin because gross margins in Subscription Revenue are projected at a significantly higher level than the gross margins associated with all other sources of revenue. EBITDA margins are projected to rise from a trough in 2024E of 8.6% to a peak of 18.6% in 2028E. The increase in forecasted EBITDA margin is primarily attributable to Subscription Revenue (at an approximate 75% gross margin) rising to 22.2% of sales in 2028E from 4.3% of sales in 2024E.

We considered several factors such as the specific form of price, mix and volume that in each case could be multiplied together to generate a revenue forecast and then attempted to forecast how one or more of those factors would be expected to change over time. With respect to cost we looked at our fixed contractual obligations and historical experience to extrapolate our ongoing expense and how they might vary. This granular approach to estimating revenue and cost, respectively, is expanded upon in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Jet Token, page 171

12.	We note your revisions to your disclosure based on comment 23. Please address the following observations:

●	In the revised disclosure you state, “In 2021, Jet Token booked $645,996 in revenue related to its App-generated charter bookings. During 2022 these revenues totaled $1.2 million, and $0.6 million an 89.5% increase from 2021.” Please revise as necessary.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 172 of Amendment No. 2.

●	In the revised disclosure you state, “…Jet Token also generates revenue through the direct chartering of its HondaJet aircraft by Cirrus. During 2022 this revenue amounted to approximately $1.0 million, an increase of $0.6 million, or 164.4% from the prior year. ...It cost $2.9 million to operate these aircraft in 2022, a $2.2 million, or 324.3%, increase over 2021, and resulted in a gross profit from operating the HondaJets of $0.4 million in 2022 compared to a gross profit loss of $0.2 million in 2021.” Please further clarify how the $1 million revenue related to direct chartering of the HondaJet aircraft by Cirrus and the cost of $2.9 million to operate these aircraft resulted in a gross profit from operating the HondaJets of $0.4 million in 2022, rather than a loss of $1.9 million.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 170 of Amendment No. 2.

●	Please consider revising your discussion of results of operations to address each type of revenue and expense separately, rather than in the same paragraph.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 170 of Amendment No. 2. Additionally, we note that, though Cirrus may arrange for certain charters and receive commissions from Jet Token, that is the only element of Jet Token’s costs that can be directly tied to the Cirrus charters. The cost of maintaining Jet Token’s fleet of aircraft, through Jet Token’s agreement with Cirrus, is independent of the source of revenues from operating the aircraft. As a result, we believe it would be inappropriate and potentially confusing to discuss the Cirrus charter revenues and just the commissions that are directly related to those charters as it would not reflect the cost of maintaining and operating the aircraft that was chartered. Jet Token does not separately track and allocate the contractual payments to Cirrus under its management agreement according to the nature of its relationship to the passenger(s) booking that aircraft.

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13.	We note your response to comment 26. Please further revise your disclosure to state the number of prepaid flight hours flown that represents the $104,726 of revenue recorded in 2021. In addition, you state “In 2022, Jet Token sold 449 prepaid flight hours, representing approximately $2.3 million, and flew 359 prepaid flight hours representing revenue of $2.3 million, leaving a balance of $0.9 million in deferred revenue.” Please revise this statement to clearly disclose the hours sold, hours flown, revenue recorded and the deferred revenue balance for each period presented.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 172 of Amendment No. 2.

Information About Jet Token, page 177

14.	We note your response to comment 29. You state contracts typically last three years and at the end of the period, the aircraft is to be sold and the owner is rebated their pro-rata share of the residual value. Please tell us how you account for the pro-rata share of the residual value in the aircraft that you will be responsible to rebate to the owner at the end of the contract period. Please reference the authoritative literature that supports your accounting.

Response: As part of its business, Jet Token enters into agreements to sell fractional interests in aircraft and, as part of the aircraft purchase agreement, the buyer enters related aircraft management agreements for the management of the buyer’s share in the aircraft. The accounting treatment of these transactions is in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Jet Token records the sale of a fractional interest in an aircraft in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 - Revenue from Contracts with Customers. At the time of sale, Jet Token records sale proceeds equal to the sale price of the fractional interest and costs equal to the fractional interest cost, to Jet Token, of the aircraft. Revenue is recognized when control of the goods has transferred to the customer, which occurs at the point when the customer obtains control of the fractional interest in the aircraft.

Upon the sale of fractions equaling 100% of an aircraft, the aircraft is no longer carried on Jet Token’s books in line with FASB ASC Topic 360 - Property, Plant, and Equipment, as the asset has been fully disposed of.

Upon the completion of the term of the aircraft management agreements, Jet Token acts as a broker in the sale of the aircraft, earning a brokerage fee. The recognition of the brokerage fee earned is in accordance with FASB ASC Topic 606 - Revenue from Contracts with Customers, where revenue is recognized when the performance obligation, in this case, the successful sale of the aircraft, has been completed.

Jet Token, under its agreement, has no liability towards the aircraft’s sale proceeds, and therefore does not provide for a contingent liability related to the aircraft’s sale in accordance with FASB ASC Topic 450 - Contingencies. Contingent liabilities are recognized when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. As Jet Token has no obligation to the aircraft’s sale proceeds, there is no probable liability to be recognized.

In response to the Staff’s comments, the Company has revised its disclosures on page 173 of Amendment No. 2.

Our Aircraft, page 182

15.	We note your fourth aircraft in your current fleet, the Citation CJ4 Gen 2 aircraft, is wholly owned by one of your customers who committed his aircraft to you for management and charter via your Onboard Program. We further note that your Onboard Program requires execution of a limited management agreement. Please disclose the details of this arrangement and file such agreement as an exhibit to your registration statement, or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 182 of Amendment No. 2 and has filed the agreement, and the amendment thereto, as Exhibit 10.10 and Exhibit 10.11, respectively.

Share Purchase Agreement, page 185

16.	Please expand your disclosure included in response to prior comment 33 to discuss material terms of the Share Purchase Agreement, including pricing provisions. In that regard, we note the Draw Down Terms specified in Section 6.01 of such agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 185 of Amendment No. 2.

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17.	Please revise your tabular disclosure to explain the calculation of the shares held by GEM under each scenario. In that regard, we note you disclose that Jet Token will issue GEM a warrant granting it the right to purchase up to 6% of the outstanding common stock of Jet Token on a fully diluted basis as the of the listing. However, your tabular disclosure reflects that GEM will own approximately 20% of Jet. AI’s common stock under each of the redemption scenarios on the date of listing. In addition, please file a form of the GEM Warrant as an exhibit to your registration statement.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 185 of Amendment No. 2 and has filed the form of the GEM Warrant as Exhibit 4.5. For clarification, the reason that the tabular disclosure on page 185 reflects approximately 20% is that the GEM Warrant provides GEM the right to purchase up to 6% of the outstanding common stock on a fully diluted basis and the tabular disclosure assumes that no options or other warrants have been exercised.

Annex E, page E-3

18.	We note the fairness opinion from Stanton Park Advisors, LLC included as Annex E states that the opinion has been prepared for the Oxbridge Board and “may not be relied upon by any other person or entity or for any other purpose.” This language suggests that shareholders may not consider or rely on the information in the opinion which you have included with your proxy statement. Please revise to remove this limitation on reliance.

Response: In response to the Staff’s comments, the Company has revised its disclosures on Annex E of Amendment No. 2.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-29

19.	We note your response to comment 40. On the Jet Token website under the Jet Card Options, we note up to 90% of the initial Jet Card balance is refundable (without membership). Please tell us how you have considered accounting for this refund obligation. To the extent you have not recorded a liability, please explain.

Response: At the time a Member purchases a Jet Card, 100% of the Jet Card proceeds are accounted for as a liability, namely unearned revenue. As a Member flies and utilizes hours under their Jet Card, the Member’s unearned revenue balance is reduced by the number of hours flown times the hourly cost of flying under his Jet Card contract. At any time prior to expiration, and so long as a Jet Card balance remains in the Member’s account, the Member may request a refund of 90% of this balance. Jet Token retains the remaining 10% balance and records this amount as a contract termination fee. As there is no additional liability created by a refund above and beyond Jet Token’s liability to provide flight services pursuant to the Jet Card, Jet Token does not account for a separate or incremental liability. Historically, no Member has ever requested a refund.

Index to Financial Statements

Consolidated Financial Statements of Jet Token, Inc.

Notes to Consolidated Financial Statements

Note 5. Commitments and Contingencies

Operating Lease, page F-34

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20.	We note your response to comment 44. Please tell us why you believe recording the lease maintenance reserve as an asset is appropriate and include reference to the authoritative literature that supports your accounting.

Response: Based on Generally Accepted Accounting Principles (GAAP), an asset is defined as a resource with economic value that an individual, corporation, or country owns or controls with the expectation that it will provide future benefit. A lease maintenance reserve that is refundable at the end of the lease can be considered an asset because it meets these criteria: it has economic value and the company expects to receive a future benefit from it (in this case, the return of the reserve at the end of the lease).

Under FASB ASC 210-10-20, an asset is defined as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” The lease maintenance reserve meets this definition because Jet Token will receive the future economic benefit (the refund of the reserve) as a result of a past event (the payment of the reserve).

Exhibits

21.	We note that you have redacted information from portions of exhibits 10.4, 10.5 and 10.9. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of the filed version of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential. In addition, include a notation in the exhibit index indicating that portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised exhibits 10.4, 10.5, and 10.9. Further, the Company has revised the exhibit index on page 222 of Amendment No. 2.

22.	We reissue comment 47 in part. Please file a form of your preliminary proxy card.

Response: In response to the Staff’s comments, the Company has included a form of proxy card as Annex G to Amendment No. 2.

General

23.	Please provide a source for each of your market and industry statements throughout the proxy statement/prospectus. For instance, provide source information for your statements that “the private aviation industry is highly fragmented with the top 87 operators representing 57% of the market and over 1,800 operators representing the balance of the industry capacity,” and “an estimated 90% of people who can afford to fly privately do not.”

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 110 of Amendment No. 2.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7337 or hheath@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Hallie D. Heath
Hallie D. Heath, Esq.

cc:	Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.

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